Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Ten:
Putnam Capital Manager Series VI/
Putnam Capital Access Series I/IR
Putnam Capital Manager Edge Series I/IR/II
Putnam Capital Manager Plus Series I/IR
Putnam Capital Manager Outlook Series I/IR

Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Ten:
Putnam Capital Manager Series VI/VIR
Putnam Capital Access Series I/IR
Putnam Capital Manager Edge Series I/IR/II
Putnam Capital Manager Plus Series I/IR
Putnam Capital Manager Outlook Series I/IR
Putnam Capital Manager Series IV

September 30, 2022 update to product notices dated May 2, 2022

This update to the product notice is related to a change to the fee of the Putnam VT Small Cap Value Fund since the product notice dated May 2, 2022. This may not reflect all of the changes that have occurred since you entered into your Contract. The change is related to:
Appendix A - Funds Available Under the Contract
This supplement is for informational purposes and requires no action on your part.

In Appendix A - Funds Available Under the Contract: the following fund fee is updated as follows:

Fund and Adviser/Subadviser	Current Expenses
Putnam VT Small Cap Value Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	0.75%

This update should be retained for future reference.

HV-7930